Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Vistra Energy Corp. for the registration of its shares of common stock and to the incorporation by reference therein of our reports dated February 24, 2017, except for the impact of the matters discussed in Note 2 pertaining to the adoption of ASU 2016-15 and ASU 2016-18, as to which the date is December 7, 2017, with respect to the consolidated financial statements of Dynegy Inc., and our report dated February 24, 2017, with respect to the effectiveness of internal control over financial reporting of Dynegy Inc., included in Dynegy Inc.’s Current Report on Form 8-K dated December 7, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

December 13, 2017